SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November, 2013

Commission File Number 1-33208

HANWHA SOLARONE CO., LTD.

888 Linyang Road

Qidong, Jiangsu Province 226200

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐            No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐            No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Hanwha SolarOne Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press Release Announcing an Amendment to Hanwha SolarOne’s Shareholder Agreement and Share Issuance and Repurchase Agreement

Exhibit 99.2. Amendment 1 to the Shareholder Agreement, dated as of the 16th day of September, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.3. Amendment No. 1 to the Share Issuance and Repurchase Agreement, dated as of the 16th day of September, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANWHA SOLARONE CO., LTD

Date: November 14, 2013	By:	/s/ Ki-Joon HONG
Name: Ki-Joon HONG
Title: Chief Executive Officer